

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2011

Ding Baofu
Chief Executive Officer
American Smooth Wave Ventures, Inc.
73726 Alessandro Drive, Suite 103
Palm Desert, California 92260

> **Re:** **American Smooth Wave Ventures, Inc.**
> **Item 4.01 on Form 8-K**
> **Filed January 21, 2011**
> **File No. 1-34715**

Dear Mr. Baofu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 8-K Filed January 21, 2011

1. Our records show your file number was changed to 1-34715 on April 22, 2010 when you filed Form 8-A. Please revise the cover page to include the new file number.

2. Please revise the period during which there were no disagreements with Sam Kan & Company to specifically include the two most recent fiscal years and the subsequent interim period through January 21, 2011. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K and Question 111.01 in Section 111. Item 304 — Changes in and Disagreements with Accountants on Accounting and Financial Disclosure of the Division's Regulation S-K Compliance and Disclosure interpretations at http://sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3. Please revise the period during which there were no reportable events to include the two most recent fiscal years and the subsequent interim period through January 21, 2011. Refer to paragraph (a)(1)(iv) of Item 304 of Regulation S-K.

4.   Please acknowledge your obligation to file an updated letter from your former accountant as an exhibit to the amendment filed in response to our comments and file the updated letter as Exhibit 16. Refer to Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows at (202) 551-3322 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief